Free Writing Prospectus	Filed pursuant to Rule 433
(To the Preliminary Prospectus Supplement	Registration Statement No.
dated August 6, 2018)	333-223355

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated August 6, 2018

$500,000,000

5.625% Junior Subordinated Notes due 2058

Issuer:	Prudential Financial, Inc.

Securities:	5.625% Junior Subordinated Notes due 2058

Principal Amount:	$500,000,000

Over-allotment:	The underwriters may also purchase up to an additional $75,000,000 principal amount of notes at the public offering price minus the applicable underwriting discount within 30 days of the date hereof solely to cover over-allotments, if any.

Denominations:	$25 and integral multiples of $25 in excess thereof

Maturity Date:	August 15, 2058

Interest Rate and Interest Payment Dates:	5.625%, accruing from and including August 13, 2018, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing November 15, 2018.

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after August 15, 2023 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to August 15, 2023, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	$25.00 per note

Proceeds (after underwriting discount and before expenses) to the Issuer:	$485,134,725 (without exercise of the over-allotment option)

Pricing Date:	August 6, 2018

Settlement Date:

August 13, 2018 (T+5)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in “T+5”, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

Listing:	Application is expected to be made to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	744320 805/US7443208050

Anticipated Security Ratings*:	Moody’s: Baa2 S&P: BBB+ Fitch: BBB

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC ICBC Standard Bank Plc Santander Investment Securities Inc. Standard Chartered Bank

Underwriters:	CastleOak Securities, L.P. Drexel Hamilton, LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. Siebert Cisneros Shank & Co., L.L.C. The Williams Capital Group, L.P.

*The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, by calling Morgan Stanley & Co. LLC toll-free at (888) 454-3965, by calling UBS Securities LLC at (888) 827-7275 or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This term sheet, the related preliminary prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This term sheet, the related preliminary prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Directive.

MIFID II product governance / target market – Manufacturer target market (MIFID II product governance) is eligible counterparties, professional clients and retail clients (all distribution channels).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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